

June 19, 2013

Via E-Mail
Mr. Chee Jiong Ng
Chief Financial Officer
China Xiniya Fashion Limited
4th Floor, 33 Wang Hai Road
Xiamen Software Park Phase II
Xiamen, Fujian Province 361000
People's Republic of China

> **Re:** **China Xiniya Fashion Limited**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 3, 2013**
> **File No. 001-34958**

Dear Mr. Ng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects, page 33

B. Liquidity and Capital Resources, page 44

Liquidity, page 44

1. We note the disclosure that your cash and cash equivalents amounted to RMB 1,096.1 million ($175.9 million) as of December 31, 2012, and that your cash and cash equivalents consist of cash on hand and cash deposited in banks. Please provide us with a schedule that shows where the Company keeps its cash accounts, including a

breakdown that quantifies the amounts held in onshore and offshore accounts. Please also describe to us and quantify how the Company used the cash proceeds from its IPO, including any amounts that have not yet been used for their intended purposes.

Index to Consolidated Financial Statements, page F-1

Financial Statements for the Years Ended December 31, 2010, 2011 and 2012

Report of Independent Registered Public Accounting Firm, page F-2

2.   We note that your auditors are located in the United States (i.e. Denver, Colorado). It appears that all of the assets, liabilities, revenues and expenses of China Xiniya Fashion Limited relate to operations located in the People's Republic of China. Please tell us how the audit of the operations in the People's Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

   •   Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether it is registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of IFRS and PCAOB Standards;

   •   Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the People's Republic of China.

Notes to the Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

Recently Issued IFRS, page F-12

3.   We note on page 21 that you sell substantially all of your Xiniya brand products to your distributors who then resell your products to authorized retailers, and eventually to retail customers through authorized retail outlets owned and managed by distributors or authorized retailers. We further note the disclosure on pages 23 through 26 of your relationships with distributors under the Franchise Provincial General Distributorship Contracts (Ex. 4.3 to 4.6). Finally, we note your disclosure indicating that you do not expect the adoption of IFRS 10 "Consolidated Financial Statements" to have a material impact on your financial statements. Please explain to us in sufficient detail how you considered the explicit consolidation guidance on franchises that is new in IFRS 10, including the level of financial support that you provide to the distributors and authorized retailers (pages 6, 26 and 34) and whether your rights under the agreements are

substantive or protective in nature. Refer to paragraphs B29 to B33 of IFRS 10. Please also confirm to us that you will expand your basis of preparation and consolidation accounting policy disclosure in future filings to explicitly address your distributors and authorized retailers, and provide us with the text of your proposed future disclosure in your response.

Item 19. Exhibits

Exhibits 12.1 and 12.2

4.   The certifications of your principal executive officers must include the introductory language of paragraph 4, pertaining to their responsibility for establishing and maintaining internal control over financial reporting, and the language of paragraph 4(b), concerning the design of such control, as set forth in the standard certification presented under paragraph 12 to Item 19 of Form 20-F. Please amend your filing to include the required certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining